UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of January, 2008

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Trading Statement


22 January 2008


PEARSON TRADING UPDATE


Pearson is today providing its regular January trading update.

Across the company, our trading momentum continued in the fourth quarter and we will produce record profits for 2007. We will also report strong cash generation and a further underlying improvement in our return on invested capital.

Our businesses have again achieved good sales growth and margin improvement. In our largest business, education, we continued to perform very well competitively, as expected, and will report our strongest year ever.

In business information and consumer publishing, we finished the year ahead of expectations. The FT Group grew strongly in all its subscription businesses, and FT Publishing also sustained its advertising revenue growth and achieved a further significant margin improvement. Penguin combined its ongoing operating improvements with an outstanding publishing performance.

We now expect to report full-year adjusted earnings at or above the top end of the range of current market expectations*, even after the significant weakening of the US dollar during the year**.

Our full year results will also benefit from a tax charge of approximately 27% on adjusted profit before tax.

Marjorie Scardino, chief executive, said:

"This is another excellent performance across all our businesses and on all our financial measures. We have produced another record year and our third consecutive year of underlying earnings growth in the mid-teens or higher. Over this period we have changed the shape of Pearson, invested in our future growth and made the company more efficient and more resilient. Those moves make us confident that we will sustain our financial and competitive progress in 2008."

Pearson will announce its preliminary results for 2007 on 3 March 2008.


ENDS


* Range of analyst estimates for 2007 adjusted earnings per share is 42.0p to 45.5p according to Bloomberg.


** Pearson generates approximately two-thirds of its sales in US dollars. The average GBP:$ exchange rate for the full year was GBP1: $2.00 (against GBP1:$1.84 in 2006). Each 5c move in the average GBP:$ exchange rate for the full year affects Pearson's adjusted earnings by approximately 1p per share.



For more information:

Luke Swanson/ Simon Mays-Smith/ Charles Goldsmith         + 44 (0)207 010 2310





                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 22 January 2008

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary